UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	Name of reporting person Daniel G. Cohen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,486,699(1)(2)(3)
	8	Shared voting power 0
	9	Sole dispositive power 5,686,699(2)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,486,699(1)(2)(3)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.07%
14	Type of reporting person (see instructions) IN

(1)	Includes 200,000 restricted shares of the common stock (collectively, the “Restricted Shares”) of Institutional Financial Markets, Inc. (the “Issuer”). The restrictions on the Restricted Shares expire with respect to 100,000 of the Restricted Shares on December 31, 2013 and with respect to the remaining 100,000 of the Restricted Shares on December 31, 2014, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries.
(2)	Includes 4,983,557 units of membership interest in the Operating Company (as defined below) owned by the Reporting Person which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s common stock.
(3)	Includes 800,000 shares of the Issuer’s common stock held by EBC 2013 Family Trust, of which the Reporting Person may be deemed to be a beneficial owner. Also includes 800,000 shares of the Issuer’s common stock into which the CBF Note (as defined below) may be converted in the event that all of the interest thereunder is paid to the holder of the CBF Note in cash, of which the Reporting Person may be deemed to be a beneficial owner. Does not include the additional 389,104 shares of the Issuer’s common stock into which the CBF Note may be converted in the event that none of the interest thereunder is paid to the holders thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner.

SCHEDULE 13D

CUSIP No. 45779L 107	Page 3 of 7

This Amendment No. 3 to Schedule 13D is filed to amend Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, and Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by Daniel G. Cohen (the “Reporting Person”), a U.S. citizen. The business address of the Reporting Person is c/o Institutional Financial Markets, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. The Reporting Person is the Vice Chairman of the Board of Directors of Institutional Financial Markets, Inc. (the “Issuer”), President and Chief Executive of the Issuer’s European Business, and President of Cohen & Company Financial Limited, a wholly-owned subsidiary of the Issuer. The address of the Issuer’s principal office is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870, and the address of Cohen & Company Financial Limited’s principal office is 6 St. Andrew Street, 5th Floor, London EC4A 3AET United Kingdom.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

Reference is made to the Securities Purchase Agreement, dated May 9, 2013 (the “CBF Purchase Agreement”), by and between the Issuer and Cohen Bros. Financial, LLC (“CBF”), a Delaware limited liability company of which the Reporting Person is the sole member, whereby the Issuer agreed to issue and sell to CBF or its assignee (a) 800,000 newly issued shares (the “CBF Shares”) of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), at $2.00 per share for an aggregate amount of $1,600,000; and (b) a convertible promissory note (the “CBF Note”), in the aggregate principal amount of $2,400,000, which is convertible into Common Stock at $3.00 per share (as more fully described in Item 4 of this Schedule 13D), subject to certain customary anti-dilution adjustments.

On September 25, 2013, in connection with the closing (the “Closing”) of the transactions contemplated by the CBF Purchase Agreement, EBC 2013 Family Trust (“EBC Trust”), as assignee of CBF, acquired from the Issuer (i) the CBF Shares for an aggregate purchase price of $1,600,000 (the “Common Stock Purchase Price”); and (ii) the CBF Note for an aggregate purchase price of $2,400,000 (together with the Common Stock Purchase Price, the “Purchase Price”).

In connection with EBC Trust’s purchase of the CBF Shares and the CBF Note from the Issuer, Edward E. Cohen and Betsy Z. Cohen, the grantors (the “Grantors”) of EBC Trust, loaned (the “Loan”) to EBC Trust an amount equal to the Purchase Price.

The Loan was evidenced by the EBC 2013 Family Trust Promissory Note (the “EBC Note”), dated September 24, 2013, which was issued by EBC Trust to the Grantors in the aggregate principal amount of $4,000,000. Under the EBC Note, the outstanding principal amount is due and payable to the holder thereof, in full, on September 23, 2018. Interest on the EBC Note accrues, compounds and is payable annually. Under the EBC Note, an “Event of Default” will occur if (a) EBC Trust fails to make a required payment of principal and/or interest on the EBC Note when due, and such failure continues for thirty days or more following EBC Trust’s receipt of written notice of the default from the Grantors; or (b) EBC Trust enters into bankruptcy or similar proceedings. Upon the occurrence or

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CUSIP No. 45779L 107	Page 4 of 7

existence of any “Event of Default” under the EBC Note, the Grantors may declare the outstanding principal amount and all accrued and unpaid interest under the EBC Note to be immediately due and payable. Further, upon the occurrence of any “Event of Default” under the EBC Note and for so long as such Event of Default continues, all principal, interest and other amounts payable under the EBC Note will bear interest at a rate equal to 10% per year. The EBC Note may be prepaid in whole or in part prior to the maturity date without penalty.

The EBC Note is incorporated herein as Exhibit 1, and the description of the EBC Note contained herein is qualified in its entirety by reference to the full text of the EBC Note, a copy of which is attached hereto as Exhibit 1.

In connection with the Loan, EBC Trust entered into the EBC 2013 Family Trust Security and Pledge Agreement (the “EBC Pledge Agreement”), dated September 24, 2013, in favor of the Grantors, pursuant to which EBC Trust has pledged the CBF Shares and the CBF Note (the “Pledged Securities”) to the Grantors as security for the due and timely payment of EBC Trust’s obligations under the EBC Note. Under the EBC Pledge Agreement, so long as no Event of Default (as defined in the EBC Note) has occurred and is continuing, EBC Trust is entitled to exercise all voting rights pertaining to the Pledged Securities, and EBC Trust is entitled to receive all cash dividends, interest or any other distributions distributed in respect of the Pledged Securities (other than any return of capital contribution or proceeds of liquidation). However, upon the occurrence and during the continuance of an Event of Default all such rights will vest in the Grantors.

The EBC Pledge Agreement is incorporated herein as Exhibit 2, and the description of the EBC Pledge Agreement contained herein is qualified in its entirety by reference to the full text of the EBC Pledge Agreement, a copy of which is attached hereto as Exhibit 2.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The information in Item 3 is incorporated by reference herein.

EBC Trust acquired the CBF Shares and the CBF Note for investment purposes. The Reporting Person is a trustee of EBC Trust and has the sole voting power over the shares of the Issuer owned by EBC Trust. Accordingly, the Reporting Person may be deemed to be the beneficial owner of the CBF Shares. Further, at any time until September 25, 2018, the holder of the CBF Note may convert all or any part of the outstanding principal amount of the CBF Note into shares of Common Stock at a $3.00 per share conversion price. Accordingly, EBC Trust may be deemed to be the beneficial owner of the shares into which the CBF Note may be converted and the Reporting Person, as trustee of EBC Trust with the sole voting power over the shares of the Issuer owned by EBC Trust, may also be deemed to be the beneficial owner of such shares.

In the event that no event of default has occurred under the CBF Note, (a) if dividends of less than $0.02 per share are paid on the Common Stock in any fiscal quarter prior to an interest payment date, then the Issuer may pay one-half of the interest payable on such date in cash, and the remaining one-half of the interest otherwise payable will be added to the principal amount of the CBF Note then outstanding; and (b) if no dividends are paid on the Common Stock in the fiscal quarter prior to an interest payment date, then the Issuer may make no payment in cash of the interest payable on such date, and all of the interest otherwise payable on such date will be added to the principal amount of the CBF Note then outstanding. The CBF Note is therefore convertible into 800,000 shares of Common Stock (the “CBF Conversion Shares”) assuming all of the interest thereunder is paid to the holders thereof in cash, and up to an additional 389,104 (the “Additional CBF Conversion Shares”) shares of Common Stock assuming none of the interest thereunder is paid to the holders thereof in cash.

SCHEDULE 13D

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Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 12,222,666 shares of Common Stock outstanding as of August 1, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended June 30, 2013 and filed with the SEC on August 6, 2013, plus (b) 4,983,557 membership units in IFMI, LLC, a majority owned subsidiary of the Issuer (the “Operating Company”), which the Reporting Person owns through CBF; plus (c) 800,000 shares of Common Stock, representing the CBF Shares; plus (d) 800,000 shares of Common Stock, representing the CBF Conversion Shares; plus (e) 1,949,167 shares of Common Stock, representing the MP Shares (as defined below). The percentages used in the table below and elsewhere herein do not include the 4,983,557 shares of Series E Voting Non-Convertible Preferred Stock of the Issuer which are currently outstanding and which vote together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Sole Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned

Daniel G. Cohen	7,486,699	(1)(2)(3)	5,686,699	(2)	7,486,699	(1)(2)(3)	36.07%

(1)	Includes 200,000 restricted shares of Common Stock (collectively, the “Restricted Shares”). The restrictions on the Restricted Shares expire with respect to 100,000 of the Restricted Shares on December 31, 2013 and with respect to the remaining 100,000 of the Restricted Shares on December 31, 2014, in each case, so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries.
(2)	Includes 4,983,557 units of membership interest in the Operating Company owned by the Reporting Person which may be redeemed for, at the Issuer’s option, either cash or shares of Common Stock.
(3)	Includes 800,000 shares of Common Stock held by EBC Trust, representing the CBF Shares, of which the Reporting Person may be deemed to be a beneficial owner. Also includes 800,000 shares of Common Stock, representing the CBF Conversion Shares, of which the Reporting Person may be deemed to be a beneficial owner. Does not include 389,104 shares of Common Stock, representing the Additional CBF Conversion Shares, of which the Reporting Person may be deemed to be a beneficial owner. The CBF Shares and the CBF Note are pledged as a security in connection with the Loan.

While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC Trust, decisions with respect to the disposition of such shares will be made by a majority of the trustees of EBC Trust.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC Trust has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC Trust. The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference herein.

Contemporaneously with the Closing, the Issuer closed the transactions contemplated by the Securities Purchase Agreement, dated May 9, 2013 (together with the CBF Purchase Agreement, the “Purchase Agreements”), by and among the Issuer, Mead Park Capital Partners LLC (the “MP Buyer”) and Mead Park Holdings, LP, whereby the Issuer issued to the MP Buyer (a) 1,949,167 newly issued shares of Common Stock (the “MP Shares”), at $2.00 per share for an aggregate amount of $3,898,334; and (b) convertible promissory notes in the aggregate principal amount of $5,847,501, which are convertible into up to 2,897,204 shares of Common Stock at $3.00 per share (together with the CBF Conversion Shares and the Additional CBF Conversion Shares, the “Conversion Shares”), subject to certain customary anti-dilution adjustments.

In connection with the transactions contemplated by the Purchase Agreements, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with the Issuer. Pursuant to the Voting Agreement, the Reporting Person agreed to vote at the Issuer’s 2013 annual meeting of stockholders all of his shares of the Issuer’s voting

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securities owned, or which he has the power to vote, as of the record date of such annual meeting, in favor of (i) the issuance of the MP Shares and the shares of Common Stock to be issued upon conversion of the MP Note, (ii) the issuance of the CBF Shares and the shares of Common Stock to be issued upon conversion of the CBF Note, and (iii) the election of the Reporting Person, Jack J. DiMaio, Jr., Christopher Ricciardi, and five of the directors nominated to stand for election to the Issuer’s Board of Directors at the Issuer’s 2013 annual meeting of stockholders.

In connection with the Closing of the transactions contemplated by the Purchase Agreements, the Voting Agreement terminated in accordance with its own terms.

Contemporaneously with the execution of the Purchase Agreements, the Issuer, the MP Buyer and CBF entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which became effective as of the Closing. Pursuant to the Registration Rights Agreement, the Issuer agreed to, no later than thirty days after the Closing, file a registration statement for the resale of the MP Shares, the CBF Shares, and the Conversion Shares. The Issuer will use its reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing thereof and remain continuously effective for a period of three years, and the Issuer will file a new registration statement upon request of the MP Buyer or the Reporting Person. In addition, in the event that the Issuer proposes to register any of its Common Stock in connection with an underwritten public offering (whether an offering of Common Stock by the Issuer, stockholders of the Issuer, or both, subject to certain exceptions), the Issuer has agreed to, at the request of the MP Buyer and/or EBC Trust, as assignee of CBF, as applicable, include in such registration any of the MP Shares, the CBF Shares, and the Conversion Shares, subject to the terms of the Registration Rights Agreement.

The Registration Rights Agreement is incorporated herein as Exhibit 3, and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	EBC 2013 Family Trust Promissory Note, dated September 24, 2013, issued by EBC 2013 Family Trust to Edward E. Cohen and Betsy Z. Cohen in the aggregate principal amount of $4,000,000.

2	EBC 2013 Family Trust Security and Pledge Agreement, dated September 24, 2013, by EBC 2013 Family Trust in favor of Edward E. Cohen and Betsy Z. Cohen.

3	Registration Rights Agreement, by and among Institutional Financial Markets, Inc., Cohen Bros. Financial, LLC, and Mead Park Capital Partners LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Institutional Financial Markets, Inc., filed with the Securities and Exchange Commission on May 13, 2013).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2013

/s/ Daniel G. Cohen
Daniel G. Cohen